Exhibit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP ANNOUNCES RENEWAL OF CREDIT FACILITIES

The renewals include improvements on certain key terms and conditions, which positively impact the Company’s liquidity position

Montreal, Quebec. December 29, 2021 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) today announced that it has entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”) and a senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). The Amended Credit Facility and Amended Term Loan extend the maturity date of the Company’s existing loans from October 2022 to December 2026.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “I am pleased to announce the successful renewals of our senior secured credit facilities with Wells Fargo and SLR. The renewals include certain improved terms and conditions, which we believe are favorable to the Company’s liquidity position and will support the continuing execution of the Company’s strategic plan. By leveraging our recent positive results and current bank market conditions and renewing our senior secured credit facilities at favorable terms through December 2026, we are effectively securing an important source of liquidity and financial flexibility for the next 5 years.”

Mr. Bédos further commented: “We appreciate the relationships that we have built with both Wells Fargo and SLR over the past years, and thank them for their continued support and commitment to Birks Group. We look forward to continuing to work with them as we advance on the execution of our long-term growth strategies.”

The Amended Credit Facility maintains an $85 million commitment subject to borrowing base availability based on specified advance rates, eligibility criteria and customary reserves. The Amended Credit Facility also includes a committed accordion of $5 million. The Amended Credit Facility provides for a number of modifications, including favorable reductions to seasonal excess availability blocks in effect from December 20th to January 31st of each year, as well as a LIBOR transition.

The Amended Term Loan of $12.5 million is subordinated to the Amended Credit Facility and now bears interest at an annual rate of CDOR plus 7.75%, a reduction of 50 basis points. The Amended Term Loan also allows for periodic revisions of the annual interest rate to 7.00% or 6.75% depending on the Company complying with certain financial covenants. Furthermore, the Amended Term Loan includes an increase in advance rates on eligible inventory of 100 basis points from December 2021 to December 2022, 75 basis points from January 2023 to March 2023, 50 basis points from April 2023 to June 2023, and 25 basis points from July 2023 to September 2023, as well as favorable reductions to seasonal excess availability blocks in effect from December 20th to January 31st of each year.

All figures presented herein are in Canadian dollars.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 25 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, liquidity and sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Amended Credit Facility and Amended Term Loan, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; and (ix) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.